

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2015

Via E-mail
Mr. Richard A. Bierly
Chief Financial Officer
Medivation, Inc.
525 Market Street, 36th Floor
San Francisco, CA 94105

  Re: **Medivation, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2013
           Filed February 27, 2014
           File No. 001-32836

Dear Mr. Bierly:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments does not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information in the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief